Exhibit 99.1

NEWS RELEASE

ALLIED GOLD ANNOUNCES PRELIMINARY 2023 OPERATING RESULTS, 2024 GUIDANCE AND MEDIUM-TERM OUTLOOK, HIGHLIGHTING UPSIDE TO ITS SUSTAINABLE PRODUCTION BASE WITH IMPROVED COSTS AND GROWING MINERAL INVENTORY

TORONTO, ON – February 21, 2024 ─ Allied Gold Corporation (TSX: AAUC) (“Allied” or the “Company”) herein provides its preliminary operating results for 2023, alongside the Company’s 2024 operating guidance and medium term outlook, including updates on Mineral Reserves and Mineral Resources. This announcement underscores the significant potential and inherent upside within Allied's asset portfolio, supported by growth and robust, expanding geological endowments across both established and emerging premier gold mining jurisdictions.

Production for the fourth quarter totaled 94,755 ounces of gold, with full year 2023 production reaching 343,817 ounces, slightly below the previously disclosed 2023 production range of approximately 350,000 ounces. The All-in Sustaining Costs (“AISC”)(1) for the year are estimated at less than $1,585 per ounce, which is in line with the normal cost tolerances used by Allied, which are two percent above and below Allied’s guided AISC(1), which, in this case, was $1,550 per ounce for 2023.

The Company's producing mines are expected to sustainably produce at least 375,000 ounces per year, as evidenced by the run rate delivered in the fourth quarter. Building on this foundation, Allied has executed several strategic project advancements and exploration efforts throughout 2023, laying the groundwork for future growth and enhanced cash flow.

The advancement of the Kurmuk project into the execution phase, with its confirmed design for a 6Mt/y capacity operation, represents a significant milestone. This phase involves the establishment of Allied's project management framework, the appointment of an EPCM contractor, the initiation of detailed engineering and early works, and the procurement of critical project services and infrastructure along with strengthening relationships and engaging with local stakeholders. Additionally, the Company has established a phased expansion plan at Sadiola, designed to significantly reduce capital expenditures in the short term, while boosting production at lower costs.

On the exploration front, Allied expanded its Mineral Reserves and Resources, replacing depletion by 190% in 2023. The Company remains focused on extending the mine lives at Agbaou, Bonikro, and Kurmuk, and on increasing the oxide mineral inventory at Sadiola, facilitating a smoother transition for the phased expansion and providing additional processing flexibility. Moreover, Allied advanced its regional exploration programs aimed at uncovering significant potential across its portfolio, realizing exploration success at highly prospective locations such as Oume, located north of Bonikro mill, and Tsenge, located south to the project mill at Kurmuk.

Optimizations in mine contractor management and enhancements in processing plant controls, including increased security and metallurgical oversight at the gravity circuit, are key components of Allied's strategy to solidify a sustainable production base. These measures underscore the Company's commitment to continuous improvement, setting the stage for ongoing success and growth.

In 2024, Allied anticipates producing 375,000 to 405,000 ounces of gold. Achieving the higher end of this guided range primarily hinges on the successful completion of mine contractor transition at Agbaou, where efforts to enhance efficiencies and maximize long-term value are underway, notwithstanding the short-term impacts on production.

(000’s ounces)	2023 Actual	2024 Guidance
Sadiola	171,007	195,000 – 205,000
Bonikro	99,409	95,000 – 105,000
Agbaou	73,401	85,000 – 95,000
Total Gold Production	343,817	375,000 – 405,000

Regarding costs, the projected mine-site level AISC(1) for 2024 is expected to be $1,400 per ounce marking a significant reduction compared to the preliminary AISC(1) for 2023. Allied offers this cost guidance within a range of +/- 2%, with the guided figure representing the range's midpoint.

(US$/oz Sold)	2024 Cash Costs(1)	2024 Mine-Site AISC(1)
Sadiola	1,075	1,150
Bonikro	1,275	1,650
Agbaou	1,595	1,675
Total	1,250	1,400

Anticipated cost savings in 2024, amounting to nearly $200 per ounce compared to 2023, are set to reflect the benefits of increased production and continued optimization efforts.

Corporate items are expected to add approximately $100 per ounce sold to arrive at the corporate-level AISC(1), with this impact decreasing in future periods as costs decline and production rises.

The following table presents expansionary capital, sustaining capital and exploration spend expectations by mine and company-level for 2024:

(US$ millions)	Expansionary Capital	Sustaining Capital	Total Exploration
Sadiola	35.0	12.5	8.0
Bonikro	1.0	5.5	10.5
Agbaou	0.5	7.5	6.0
Kurmuk	155.0	-	7.5
Corporate	7.0	4.0	-
Total	198.5	29.5	32.0

Approximately 70% of the Company’s expected exploration spend is capital in nature.

The following table presents other expenditure expectations for 2024:

(US$ millions)	2024 Guidance
Total DD&A	55
Cash based G&A	38
Cash income taxes paid (assumes $2,000/oz Au)	60

Allied’s key focus for 2024 is the sustainable reduction of costs across its asset portfolio. Alongside this, the Company is dedicated to delivering near-term oxide ores at Sadiola and advancing construction activities at Kurmuk, while also continuing its exploration success to extend mine life, particularly in Côte d'Ivoire. Based on ongoing efforts to optimize assets, Allied will release a three-year production and cost forecast in due course.

While not currently reflected in Allied's official one-year guidance, the operating trends clearly support the Company's vision of achieving significant growth at substantially lower costs and underpin the outlook for 2025 and 2026.

At Sadiola, gold production is anticipated to increase sequentially each year during the outlook period, with a goal of achieving 230,000 ounces per year. The improvement is expected to be driven by the inclusion of additional oxide ore from Diba and targets such as Sekekoto West, FE4, and S12, alongside the Phase 1 expansion. These developments are anticipated to offer further opportunities for production increases. For 2025, the AISC(1) is expected to remain within the range of $1,150 to $1,250 per ounce. Although AISC(1) may see a slight increase in 2026, it is projected to stay below $1,350 per ounce. This anticipated rise in costs is partly attributed to the preparations for the mine's second phase expansion later in that year, which will follow the commencement of production at Kurmuk. During this period, costs are expected to continue benefiting from increased production and optimizations. With the availability of oxide ore from Diba and other targets, Phase 1 execution is now targeted to start in late 2024, with production commencing in early 2026.

In the near term, Bonikro is expected to achieve modest yearly increases in gold production during the outlook period, with a goal of exceeding 110,000 ounces annually. This projection does not account for the potential additional benefits from Oume. This improvement is due to the stripping phase planned for 2024 that will expose higher-grade materials in 2025 and 2026, significantly reducing the mine-site AISC(1) to below $1,050 per ounce by the end of the outlook period. At Oume, there is potential for further gains, including advanced resource drilling at Oume West and North, as well as at the Akissi-So target south of Bonikro mill.

For Agbaou, gold production is expected to remain consistent each year throughout the outlook period, not falling below 90,000 ounces annually. The improvements are attributed to the identification of additional Mineral Reserves in Agbalé, as well as mining and plant optimizations. These enhancements enable the mill to handle relatively harder rock blends more effectively, while also offering the opportunity to increase oxide feed from Agbalé and other targets.

Kurmuk is expected to start production by mid-2026, contributing more than 175,000 ounces of gold to the latter half of the 2026 forecast. Significant exploration potential at near-mine locations around Dish Mountain and Ashashire, and the Tsenge prospect, supports a strategic mine life of at least 15 years at a mine-site AISC(1) below $950 per ounce. This expected performance is driven by increased throughput and unit costs savings, access to low-cost renewable energy supply and high grade ore near surface among others.

Overall, these developments across Allied's portfolio, from enhanced production and cost efficiencies at Sadiola and Bonikro to the promising exploration and operational optimizations at Agbaou and Kurmuk, collectively reinforce a positive outlook, positioning the Company to deliver >600,000 ounces of gold at an AISC(1) below $1,225 per ounce in 2026.

ALLIED'S OUTLOOK UNDERPINNED BY EXPANDING MINERAL RESERVES AND MINERAL RESOURCES

Allied’s near-term guidance and longer-term outlook is supported by growing Mineral Reserves and Mineral Resources which underpin the longevity of the Company’s sustainable production platform and the optionality to increase near term production and cash flows from near mine high-yield targets. As at December 31, 2023, Proven and Probable Mineral Reserves were reported at 11.2 million ounces of gold contained within 238 million tonnes at a grade of 1.46 g/t, an increase of over 300,000 ounces versus the previous year. This increase reflects meaningful growth at Sadiola, Agbaou and Kurmuk, with partial replacement of mining depletion at Bonikro. Similarly, total Measured and Indicated Mineral Resources grew to over 16.0 million ounces of gold contained within 330 million tonnes at a grade of 1.51 g/t, up from 15.2 million ounces in the previous year, partly due to the conversion of Inferred Mineral Resources, which ended the year at 1.8 million ounces contained within 43 million tonnes at a grade of 1.29 g/t. Highlights of the expanding mineral inventory, and the strategic initiatives leveraging their growth, include:

•	Optimizing oxide mineral inventory at Sadiola: Allied is focused on optimizing the oxide mineral inventory at Sadiola, aiming to enhance the mine's value by leveraging ongoing exploration successes. This strategy is designed to optimize near-term cash flow and refine the capital expenditure profile. The start of production from Diba, anticipated in the first half of 2024, will introduce near-surface high-grade oxide ore into the processing mix, complementing the increased rates of fresh ore feed. As of December 31, 2023, Allied has identified Proven and Probable Mineral Reserves at Diba, totaling 280,000 ounces of gold contained within 6.1 million tonnes at a grade of 1.43 g/t. Additionally, the total Measured and Indicated Resource at Diba, inclusive of Mineral Reserves, is now estimated at 377,000 ounces of gold contained within 8.8 million tonnes at a grade of 1.33 g/t. To further grow near-term oxide inventories and maximize near-term free cash flow and operational flexibility, Allied has approved an $8 million 2024 exploration budget at Sadiola, in part, to support a 12,000-meter drilling program aimed at extending these Mineral Resources. Significant work programs are also being pursued at Sekekoto West, FE4 and S12 where results to date show the potential to add additional near-term high-grade oxide ore to the mine plans. Sadiola maintains a world-class mineral inventory with nearly 7.4 million ounces of gold in Mineral Reserves, contained in 156 million tonnes at a grade of 1.48 g/t. With the addition of Diba helping to drive a 187% replacement of depletion during 2023, and additional near mine high-grade oxide targets, the Company has increased flexibility for the execution of the phased expansion, in particular allowing for an optimized allocation of capital and execution of phase 1, which is now expected to be in production in early 2026.

•	Extending mine life at Agbaou: The Company is focused on extending the life of its mines in Côte d'Ivoire through strategic exploration and resource management, with new life-of-mine planning at Agbaou supporting total gold production of over 465,000 ounces through 2028 at a mine-site AISC(1) below $1,450 per ounce versus the most recent life-of-mine estimate which saw mining cease in mid-2026. The proposed pit stages for the improved life-of-mine are shown in Figure 1. This outlook is supported by updated Proven and Probable Mineral Reserves of approximately 0.5 million ounces of gold contained within 7.9 million tonnes at a grade of 1.84 g/t. This represents a 25% increase compared to the previous year and equates to a 229% replenishment of the year's depletion. Notably, Measured and Indicated Resources, inclusive of Mineral Reserves, also increased during the year to nearly 0.9 million ounces of gold contained in 13.3 million tonnes at a grade of 1.99 g/t, up from 0.6 million ounces. The Company is actively optimizing operations, focusing on cost reduction while extending mine life and pursuing growth through the newly defined Agbalé deposit. This deposit is planned for processing at Agbaou, as detailed in the following section. The company has allocated $6 million to further advance exploration initiatives at Agbaou in 2024.

Figure 1: Agbaou Proposed Pit Stages

•	Exploration upside at Bonikro: At Bonikro, ongoing drilling successes at Agbalé and Oume (formerly known as Dougbafla) have led to a 28% increase in Measured and Indicated Mineral Resources, now totaling 1.4 million ounces of gold in 32.8 million tonnes at a grade of 1.32 g/t. Despite a decrease in Mineral Reserves by 74,000 ounces to 0.6 million ounces contained in 13.7 million tonnes at a grade of 1.30 g/t, the Company managed to partially offset depletion given 2023 production of 99,409 ounces. This reflects the exploration strategy to increase total Mineral Resources at Oume first to better define the orebody before stepping up infill-drilling. Exploration drilling continues at Oume, including advanced resource drilling at Oume West and North. Additionally, Allied is conducting resource drilling at Akissi-So and scout drilling at Agbalé in the Hire area to expand the mineral inventory. As noted above, Agbalé ore is planned to be transported to Agbaou due to its metallurgy and short haulage distances. These efforts are part of a broader strategy to extend the strategic mine life in Côte d'Ivoire to over 10 years, aiming for annual production of 180-200,000 gold ounces at reduced costs. To support this aim, $10.5 million is allocated for total exploration spending at Bonikro in 2024.

•	Definition Drilling and Upside Potential at Kurmuk: Definition drilling at Kurmuk has resulted in a 5% increase in Proven and Probable Mineral Reserves to 2.7 million gold ounces contained in 60.5 million tonnes at a grade of 1.41 g/t. Similarly, total Measured and Indicated Mineral Resources increased to over 3.1 million ounces contained in 57.9 million tonnes at a grade of 1.68 g/t. These advancements, however, do not yet reflect the outcomes of in-pit Inferred Mineral Resource conversion drilling and ongoing regional exploration efforts, which has continued to meet with success and supports the broader strategy to extend the strategic mine life to at least 15 years. Drilling efforts, as part of the $7.5 million 2024 exploration budget at Kurmuk, are concentrated on near-mine targets around Dish Mountain and Ashashire, which are the initial open pits housing all current Mineral Reserves. Additionally, drilling activities continue with several diamond drill rigs at the Tsenge Prospect, defined by a 9km gold in soil and rock anomaly. Initial holes at Tsenge have returned economic widths and grades of gold in drill core, indicating significant upside potential which could potentially contribute to extend mine life and optimize short term production.

FINANCIAL FLEXIBILITY

Allied is actively executing a select number of non-dilutive alternatives to enhance the company's financial flexibility as it progresses with its growth initiatives, which include streams on producing assets and a gold prepay facility. This strategic direction is prompted by the current capital markets not fully capturing the inherent value of the Company's assets, leading Allied to seek alternative sources of capital that offer low-cost options with the added benefit of more accurately reflecting true value to market participants. Among these initiatives, Allied is in advanced discussions to implement a stream for approximately $50 million on non-core assets, with the competitive tension in the market supporting the potential to raise proceeds of about $75-100 million from a small 0.75-1.00% stream on Sadiola. Additionally, the company aims to secure at least $100 million in proceeds by late 2024 or early 2025 through a gold prepay facility, which not only brings forward revenue but also includes a built-in gold price collar amidst favorable market rates, acting as a hedge against gold price depreciation during the construction of Kurmuk. Furthermore, Allied has completed negotiations and entered into a Revolving Credit Facility, which it does not expect to draw upon, reinforcing its financial strategy to support growth while mitigating downside price risks.

The Company will release its fourth quarter and year-end 2023 operational and financial results after the market closes on Tuesday, March 26, 2024, Eastern Daylight Time (“EDT”). The Company will then host a conference call and webcast to review the results on Wednesday, March 27, 2024, at 9:00 a.m. EDT.

Fourth Quarter 2023 Conference Call

Toll-free dial-in number (Canada/US):	1-800-898-3989
Local dial-in number:	416-406-0743
Toll Free (UK):	00-80042228835
Participant passcode:	5324345#
Webcast:	https://alliedgold.com/investors/presentations

Conference Call Replay

Toll-free dial-in number (Canada/US):	1-800-408-3053
Local dial-in number:	905-694-9451
Passcode:	6354190#

The conference call replay will be available from 12:00 p.m. EDT on March 26, 2024, until 11:59 p.m. EDT on April 26, 2024.

Mineral Reserves at 31 December 2023

	Proven Mineral Reserves			Probable Mineral Reserves			Total Mineral Reserves
	Tonnes	Grade	Content	Tonnes	Grade	Content	Tonnes	Grade	Content
Mineral Property	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
Sadiola Mine	18,612	0.82	492	137,174	1.57	6,907	155,786	1.48	7,399
Kurmuk Project	21,864	1.51	1,063	38,670	1.35	1,678	60,534	1.41	2,742
Bonikro Mine	4,771	0.71	108	8,900	1.62	462	13,671	1.30	571
Agbaou Mine	1,815	2.01	117	6,092	1.79	351	7,907	1.84	469
Total Mineral Reserves	47,061	1.18	1,782	190,836	1.53	9,399	237,897	1.46	11,180

Notes:

•	Mineral Reserves are stated effective as at December 31, 2023 and estimated in accordance with CIM Standards and NI 43-101.
•	Shown on a 100% basis.
•	Reflects that portion of the Mineral Resource which can be economically extracted by open pit methods.
•	Considers the modifying factors and other parameters, including but not limited to the mining, metallurgical, social, environmental, statutory and financial aspects of the project.

Sadiola Mine:

o	Includes an allowance for mining dilution at 8% and ore loss at 3%
o	A base gold price of US$1,500/oz was used for the pit optimization, with the selected pit shells using values of US$1,320/oz (revenue factor 0.88) for Sadiola Main and US$1,500/oz (revenue factor 1.00) for FE3, FE4, Diba, Tambali and Sekekoto.
o	The cut-off grades used for Mineral Reserves reporting were informed by a US$1,500/oz gold price and vary from 0.31 g/t to 0.73 g/t for different ore types due to differences in recoveries, costs for ore processing and ore haulage.

Kurmuk Project:

o	Includes an allowance for mining dilution at 18% and ore loss at 2%
o	A base gold price of US$1,500/oz was used for the pit optimization, with the selected pit shells using values of US$1,320/oz (revenue factor 0.88) for Ashashire and US$1,440/oz (revenue factor 0.96) for Dish Mountain.
o	The cut-off grades used for Mineral Reserves reporting were informed by a US$1,500/oz gold price and vary from 0.30 g/t to 0.45 g/t for different ore types due to differences in recoveries, costs for ore processing and ore haulage.

Bonikro Mine:

o	Includes an allowance for mining dilution at 8% and ore loss at 5%
o	A base gold price of $1,500/oz was used for the Mineral Reserves for the Bonikro pit:
▪	With the selected pit shell using a value of $1,388/oz (revenue factor 0.925).

▪	Cut-off grades vary from 0.68 to 0.74 g/t Au for different ore types due to differences in recoveries, costs for ore processing and ore haulage.
o	A base gold price of $1,800/oz was used for the Mineral Reserves for the Agbalé pit:
▪	With the selected pit shell using a value of US$1,800/oz (revenue factor 1.00).
▪	Cut-off grades vary from 0.58 to 1.00 g/t Au for different ore types to the Agbaou processing plant due to differences in recoveries, costs for ore processing and ore haulage

Agbaou Mine:

o	Includes an allowance for mining dilution at 26% and ore loss at 1%
o	A base gold price of $1,500/oz was used for the Mineral Reserves for the:

▪	Pit designs (revenue factor 1.00) apart from North Gate (Stage 41) and South Sat (Stage 215) pit designs which used a higher short term gold price of $1,800/oz and account for 49 koz or 10% of the Mineral Reserves.
▪	Cut-off grades which range from 0.49 to 0.74 g/t for different ore types due to differences in recoveries, costs for ore processing and ore haulage.

Mineral Resources at 31 December 2023

	Measured Mineral						Total Measured and
	Resources			Indicated Mineral Resources			Indicated Mineral Resources
	Tonnes	Grade	Content	Tonnes	Grade	Content	Tonnes	Grade	Content
Mineral Property	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
Sadiola Mine	20,079	0.86	557	205,952	1.53	10,101	226,031	1.47	10,659
Kurmuk Project	20,472	1.74	1,148	37,439	1.64	1,972	57,912	1.68	3,120
Bonikro Mine	7,033	0.98	222	25,793	1.41	1,171	32,826	1.32	1,393
Agbaou Mine	2,219	2.15	154	11,130	1.96	701	13,349	1.99	855
Total Mineral Resources	49,804	1.30	2,081	280,315	1.55	13,945	330,118	1.51	16,027

Inferred Mineral Resources at 31 December 2023

	Inferred Mineral Resources
	Tonnes	Grade	Content
Mineral Property	(kt)	(g/t)	(koz)
Sadiola Mine	16,177	1.12	581
Kurmuk Project	5,980	1.62	311
Bonikro Mine	19,588	1.30	816
Agbaou Mine	959	1.84	57
Total Mineral Resources	42,704	1.29	1,765

Notes:

•	Mineral Resources are estimated in accordance with CIM Standards and NI 43-101.
•	Shown on a 100% basis.
•	Are inclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
•	Are listed at 0.5 g/t Au cut-off grade, constrained within an US$1,800/oz pit shell and depleted to 31 December 2023.
•	Rounding of numbers may lead to discrepancies when summing columns.

Qualified Persons

Except as otherwise disclosed, all scientific and technical information contained in this press release has been reviewed and approved by Sébastien Bernier, P.Geo (Vice President, Technical Performance and Compliance). Mr. Bernier is an employee of Allied and a "Qualified Person" as defined by Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”).

About Allied Gold Corporation

Allied Gold is a Canadian-based gold producer with a significant growth profile and mineral endowment which operates a portfolio of three producing assets and development projects located in Côte d'Ivoire, Mali, and Ethiopia. Led by a team of mining executives with operational and development experience and proven success in creating value, Allied Gold aspires to become a mid-tier next generation gold producer in Africa and ultimately a leading senior global gold producer.

For further information, please contact:

Allied Gold Corporation

Royal Bank Plaza, North Tower

200 Bay Street, Suite 2200

Toronto, Ontario M5J 2J3 Canada

Email: ir@alliedgold.com

END NOTES

(1)	This is a non-GAAP financial performance measure. Refer to the Non-GAAP Financial Performance Measures section at the end of this news release.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

This press release contains “forward-looking information” including “future oriented financial information” under applicable Canadian securities legislation. Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking information, including, but not limited to, any information as to the Company’s strategy, objectives, plans or future financial or operating performance. Forward-looking statements are characterized by words such as “plan”, “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words or negative versions thereof, or statements that certain events or conditions “may”, “will”, “should”, “would” or “could” occur. In particular, forward-looking information included in this press release includes, without limitation, statements with respect to:

•	the Company’s expectations in connection with the production and exploration, development and expansion plans at the Company’s projects discussed herein being met;

•	the Company’s plans to continue building on its base of significant gold production, development-stage properties, exploration properties and land positions in Mali, Côte d’Ivoire and Ethiopia through optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in Africa;

•	the Company’s expectations relating to the performance of its mineral properties;

•	the estimation of Mineral Reserves and Mineral Resources;

•	the timing and amount of estimated future production;

•	the estimation of the life of mine of the Company’s projects;

•	the timing and amount of estimated future capital and operating costs;

•	the costs and timing of exploration and development activities;

•	the Company’s expectations regarding the timing of feasibility or pre-feasibility studies, conceptual studies or environmental impact assessments;

•	the effect of government regulations (or changes thereto) with respect to restrictions on production, export controls, income taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, land claims of local people, mine safety and receipt of necessary permits;

•	the Company’s community relations in the locations where it operates and the further development of the Company’s social responsibility programs;

•	the Company’s expectations regarding the payment of any future dividends; and

•	the Company’s aspirations to become a mid-tier next generation gold producer in Africa and ultimately a leading senior global gold producer.

Forward-looking information is based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and is inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking information. These factors include the Company’s dependence on products produced from its key mining assets; fluctuating price of gold; risks relating to the exploration, development and operation of mineral properties, including but not limited to adverse environmental and climatic conditions, unusual and unexpected geologic conditions and equipment failures; risks relating to operating in emerging markets, particularly Africa, including risk of government expropriation or nationalization of mining operations; health, safety and environmental risks and hazards to which the Company’s operations are subject; the Company’s ability to maintain or increase present level of gold production; nature and climatic condition risks; counterparty, credit, liquidity and interest rate risks and access to financing; cost and availability of commodities; increases in costs of production, such as fuel, steel, power, labour and other consumables; risks associated with infectious diseases; uncertainty in the estimation of Mineral Reserves and Mineral Resources; the Company’s ability to replace and expand Mineral Resources and Mineral Reserves, as applicable, at its mines; factors that may affect the Company’s future production estimates, including but not limited to the quality of ore, production costs, infrastructure and availability of workforce and equipment; risks relating to partial ownerships and/or joint ventures at the Company’s operations; reliance on the Company’s existing infrastructure and supply chains at the Company’s operating mines; risks relating to the acquisition, holding and renewal of title to mining rights and permits, and changes to the mining legislative and regulatory regimes in the Company’s operating jurisdictions; limitations on insurance coverage; risks relating to illegal and artisanal mining; the Company’s compliance with anti-corruption laws; risks relating to the development, construction and start-up of new mines, including but not limited to the availability and performance of contractors and suppliers, the receipt of required governmental approvals and permits, and cost overruns; risks relating to acquisitions and divestures; title disputes or claims; risks relating to the termination of mining rights; risks relating to security and human rights; risks associated with processing and metallurgical recoveries; risks related to enforcing legal rights in foreign jurisdictions; competition in the precious metals mining industry; risks related to the Company’s ability to service its debt obligations; fluctuating currency exchange rates (including the US Dollar, Euro, West African CFA Franc and Ethiopian Birr exchange rates); the values of assets and liabilities based on projected future conditions and potential impairment charges; risks related to shareholder activism; timing and possible outcome of pending and outstanding litigation and labour disputes; risks related to the Company’s investments and use of derivatives; taxation risks; scrutiny from non-governmental organizations; labour and employment relations; risks related to third-party contractor arrangements; repatriation of funds from foreign subsidiaries; community relations; risks related to relying on local advisors and consultants in foreign jurisdictions; the impact of global financial, economic and political conditions, global liquidity, interest rates, inflation and other factors on the Company’s results of operations and market price of common shares; risks associated with financial projections; force majeure events; the Company’s plans with respect to dividend payment; transactions that may result in dilution to common shares; future sales of common shares by existing shareholders; the Company’s dependence on key management personnel and executives; possible conflicts of interest of directors and officers of the Company; the reliability of the Company’s disclosure and internal controls; compliance with international ESG disclosure standards and best practices; vulnerability of information systems including cyber attacks; as well as those risk factors discussed or referred to herein.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that could cause actions, events or results to not be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking information if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking information. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

CAUTIONARY NOTES TO INVESTORS – MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

Mineral Resources are stated effective as at December 31, 2023, reported at a 0.5 g/t cut-off grade, constrained within an $1,800/oz pit shell and estimated in accordance with the 2014 Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards for Mineral Resources and Mineral Reserves (“CIM Standards”) and 43-101. Where Mineral Resources are stated alongside Mineral Reserves, those Mineral Resources are inclusive of, and not in addition to, the stated Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Mineral Reserves are stated effective as at December 31, 2023 and estimated in accordance with CIM Standards and NI 43-101. The Mineral Reserves:

•	are inclusive of the Mineral Resources which were converted in line with the material classifications based on the level of confidence within the Mineral Resource estimate;

•	reflect that portion of the Mineral Resources which can be economically extracted by open pit methods;

•	consider the modifying factors and other parameters, including but not limited to the mining, metallurgical, social, environmental, statutory and financial aspects of the project;

•	include an allowance for mining dilution and ore loss; and

•	were reported using cut-off grades that vary by ore type due to variations in recoveries and operating costs. The majority (99.3% of contained gold) of the cut-off grades and pit shells were based on a $1,500/oz gold price with three short term pits (Agbale, North Gate and South Sat 3 cutback) were based on a $1,800/oz gold price.

Mineral Reserve and Mineral Resource estimates are shown on a 100% basis. Designated government entities and national minority shareholders hold the following interests in each of the mines: 20% of Sadiola, 10% of Bonikro and 15% of Agbaou. Only a portion of the government interests are carried. The Government of Ethiopia is entitled to a 7% equity participation in Kurmuk once the mine enters into commercial production.

The Mineral Resource and Mineral Reserve estimates for each of the Company’s mineral properties have been approved by the qualified persons, within the meaning of NI 43-101, as set forth below:

• Mineral Resources: John Cooke of Allied Gold Corporation

•	Mineral Reserves: Steve Craig of Orelogy Consulting Pty Ltd.

Except as otherwise disclosed, all scientific and technical information contained in this press release has been reviewed and approved by Sébastien Bernier, P.Geo (Vice President, Technical Performance and Compliance). Mr. Bernier is an employee of Allied and a "Qualified Person" as defined by Canadian Securities Administrators' NI 43-101.

Readers should also refer to the technical reports in respect of the Sadiola Mine, the Kurmuk Project, the Bonikro Mine and the Agbaou Mine, as well as the Annual Information Form of the Company for the year ended December 31, 2022 dated September 7, 2023, each available on SEDAR at www.sedarplus.ca for further information on Mineral Reserves and Mineral Resources, which is subject to the qualifications and notes set forth therein.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES

This press release uses the terms “Measured”, “Indicated” and “Inferred” Mineral Resources as defined in accordance with NI 43-101. United States readers are advised that while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve calculation is made. United States readers are cautioned not to assume that all or any part of the mineral deposits in these categories will ever be converted into reserves. In addition, “Inferred Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Resource will ever be upgraded to a higher category. United States readers are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable.

CAUTIONARY STATEMENT REGARDING NON-GAAP MEASURES

The Company has included certain non-GAAP financial performance measures to supplement its Consolidated Financial Statements, which are presented in accordance with IFRS, including the following:

•	Cash costs per gold ounce sold;

•	AISC per gold ounce sold; and

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company.

Non-GAAP financial performance measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies. Non-GAAP financial performance measures are intended to provide additional information, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and are not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

Management’s determination of the components of non-GAAP financial performance measures and other financial measures are evaluated on a periodic basis, influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes to the measures are duly noted and retrospectively applied, as applicable. Subtotals and per unit measures may not calculate based on amounts presented in the following tables due to rounding.

The measures of cash costs and AISC, along with revenue from sales, are considered to be key indicators of a company’s ability to generate operating earnings and cash flows from its mining operations.

CASH COSTS PER GOLD OUNCE SOLD

Cash costs include mine site operating costs such as mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations. Cash costs exclude DA, exploration costs, accretion and amortization of reclamation and remediation, and capital, development and exploration spend. Cash costs include only items directly related to each mine site, and do not include any cost associated with the general corporate overhead structure.

The Company discloses cash costs because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows. The most directly comparable IFRS measure is cost of sales, excluding DA. As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

Cash costs are computed on a weighted average basis, with the aforementioned costs, net of by-product revenue credits from sales of silver, being the numerator in the calculation, divided by gold ounces sold.

AISC PER GOLD OUNCE SOLD

AISC figures are calculated generally in accordance with a standard developed by the World Gold Council (“WGC”), a non-regulatory, market development organization for the gold industry. Adoption of the standard is voluntary, and the standard is an attempt to create uniformity and a standard amongst the industry and those that adopt it. Nonetheless, the cost measures presented herein may not be comparable to other similarly titled measures of other companies. The Company is not a member of the WGC at this time.

AISC include cash costs (as defined above), mine sustaining capital expenditures (including stripping), sustaining mine-site exploration and evaluation expensed and capitalized, and accretion and amortization of reclamation and remediation. AISC exclude capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, DA, income tax payments, borrowing costs and dividend payments. AISC include only items directly related to each mine site, and do not include any cost associated with the general corporate overhead structure. As a result, Total AISC represent the weighted average of the three operating mines, and not a consolidated total for the Company. Consequently, this measure is not representative of all of the Company’s cash expenditures.

Sustaining capital expenditures are expenditures that do not increase annual gold ounce production at a mine site and exclude all expenditures at the Company’s development projects as well as certain expenditures at the Company’s operating sites that are deemed expansionary in nature, such as the Sadiola Phased Expansion, the construction and development of Kurmuk and the PB5 pushback at Bonikro. Exploration capital expenditures represent exploration spend that has met criteria for capitalization under IFRS.

The Company discloses AISC as it believes that the measure provides useful information and assists investors in understanding total sustaining expenditures of producing and selling gold from current operations, and evaluating the Company’s operating performance and its ability to generate cash flow. The most directly comparable IFRS measure is cost of sales, excluding DA. As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

AISC are computed on a weighted average basis, with the aforementioned costs, net of by-product revenue credits from sales of silver, being the numerator in the calculation, divided by gold ounces sold.